UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gather Voices, Inc.

Legal status of issuer

>   *Form*
>   Corporation

>   *Jurisdiction of Incorporation/Organization*
>   Delaware

>   *Date of organization*
>   May 22, 2017

Physical address of issuer
4021 North Broadway, Chicago, IL 60613

Website of issuer
https://www.gathervoicesapp.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,675.00	$0.00
Cash & Cash Equivalents	$15,675.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$206,358.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$129,922.00	$0.00
Cost of Goods Sold	$6,838.00	$0.00
Taxes Paid	$0.00	$0.00

Net Income	-$191,507.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 7, 2018

FORM C

Gather Voices, Inc.



Up to $500,000 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Gather Voices, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$500,000.00	$35,000.00	$465,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://gathervoicesapp.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 7, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY

REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

6

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.gathervoicesapp.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Gather Voices, Inc. (the "Company") is a Delaware corporation, formed on May 22, 2017. The Company's founders formerly operated an entity, Gather Voices LLC, an Illinois limited liability company, which was incorporated on September 21, 2016. Gather Voices LLC was dissolved on June 14, 2017.

The Company is located at 4021 North Broadway, Chicago, IL 60613.

The Company's website is https://www.gathervoicesapp.com/

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Gather Voices platform, GV-One, is a subscription software service that includes browser-based and app-based interfaces for the end-user, and a content management system for the administrators that makes it easy for organizations to collect, manage, and share user-generated video. GV-One helps clients save money and time compared to traditional video production processes by enabling organizations to request videos directly from end-users, and helps coach those end-users in creating videos from their smartphones on behalf of the sponsoring organization.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd Notes	500,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 10, 2018
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 24 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 22, 2017. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face

intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing services and thus may be better equipped than us to develop and commercialize these services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and their employees and constituents, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by utilizing Amazon Web Services and other cloud services that provide their own extensive security measures. The expenses associated with further protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael Hoffman (CEO) and Joel Resnik (CRO). The Company has or intends to enter into employment agreements with Michael Hoffman and Joel Resnik although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Hoffman or Joel Resnik could harm the Company's business, financial condition, cash flow, and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael Hoffman and Joel Resnik in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Michael Hoffman and Joel Resnik die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of either person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and eventually abroad where we will do business. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the short history of the Company, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of skilled labor;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be

adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for one year. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73.60% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Gather Voices is a software platform that makes it easy for organizations to collect, manage, and publish user-generated video content. We sell our products directly to organizations and are developing reseller agreements that enable individuals and businesses to sell our product in specific markets.

Business Plan
Our Company's flagship product, GV-One, is a VRM (Video Relationship Management) system which provides a way to connect organizations to their constituents through video. While the product was created in response to the needs of America's leading nonprofit organizations, it has broad applications for businesses around the world. From our initial nonprofit, higher-ed, and trade association customers, we are expanding to a variety of businesses that have a need for video content for their digital engagement strategies. We are currently in talks with entertainment companies in Hollywood, health care companies working on clinical trials, and large consumer packaged goods companies looking to collect customer reviews and testimonials.

In addition, there is interest in GV-One for non-marketing use-cases, including knowledge management, market research, reporting, clinical trials, casting, media training, and human resource management. Through continued innovation and features, we intend to expand the reach and use of the product to these additional uses and sectors.

We are continually adding functionality to the GV-One platform, including software integrations and features that both impact the end-user experience and the administrator's ability to publish and manage videos.

History of the Business
Gather Voices was originally incorporated as an Illinois LLC and reorganized as a Delaware Corp in May 2017. The product was launched as a beta test in Q4 2016, and started sales in May of 2017. We updated our process and system significantly in December 2017 with the launch of the 3-2-1 Video container mobile app, which becomes a branded interface for clients when users enter in a code.

The Company's Products and/or Services

Product / Service	Description	Current Market
GV-One	A software platform that makes it easy for organizations to collect, manage, and publish user-generated video content.	US-based nonprofit organizations, trade associations, and businesses.

The Gather Voices platform, GV-One, is a subscription software service that includes browser-based and app-based interfaces for the end-user, and a content management system for the administrators that makes it easy for organizations to collect, manage and share user-generated video. GV-One helps clients save money and time compared to traditional video production processes by enabling organizations to request videos from end-users, and to help coach those end-users in creating videos from their smartphones on behalf of the sponsoring organization.

Competition
The Company's primary competitors are Boast, Storytap, SoTellUs.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. In many cases, our primary competitors are organizations taking a different approach to achieve the collection of video assets, including traditional video production, social media scraping, and social media campaigns and contests. There are several known technology competitors which concentrate on specific segments of our market. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and knowledge of our specific initial markets which include nonprofits and trade associations.

Customer Base

The Company's customers are primarily in the not-for-profit, higher education, and trade association markets.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87760709	IC 009. US 021 023 026 036 038. G & S: Downloadable mobile applications for the creation and distribution of user-generated video content. FIRST USE: 20170131. FIRST USE IN COMMERCE: 20170131 IC 042. US 100 101. G & S: Providing a website featuring non-downloadable software for the creation and distribution of user-generated video content; Providing on-line non-downloadable software for the creation and distribution of user-generated video content. FIRST USE: 20170131. FIRST USE IN COMMERCE: 20170131	Gather Voices	01/18/18	N/A	USA
87760744	IC 042. US 100 101. G & S: Providing a website featuring non-downloadable software for the creation and distribution of user-generated video content; Providing on-line non-downloadable software for the creation and distribution of user-generated video content	GV-One	01/18/18	N/A	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the area of digital content, consumer protection, and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

The Company is currently not subject to any litigation.

Other

The Company's principal address is 4021 North Broadway, Chicago, IL 60613.

The Company does not have any additional addresses.

The Company conducts business in the state of Illinois.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$35,000
General Marketing	3.00%	$1,500	9.00%	$45,000
Research and Development	0.00%	$0	4.00%	$20,000
Future Wages	50.00%	$25,000	50.00%	$250,000
Repayment of Debt	20.00%	$10,000	20.00%	$100,000
General Working Capital	20.00%	$10,000	10.00%	$50,000
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds depending on prevailing market conditions and its ability to enter into additional markets.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Hoffman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, May 22, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Michael is the founder of Gather Voices. He is a tech startup veteran with 20 years of experience managing development and marketing teams. He started working in Israel with startups in the VoIP, web content, and telecom fields in the late 90s. In 2005, he founded See3, a digital marketing agency based in Chicago. Michael has become an expert in the use of online video and digital strategy, is an international speaker on the subject, and a consultant to organizations for content development and strategy. He serves on the advisory board of the Integrated Marketing program at the University of Chicago.

Education
Mr. Hoffman holds a bachelor's degree in history from the University of Wisconsin, Madison. He also completed one year of law school at the University of Maryland School of Law, where he was first in his class. Mr. Hoffman discontinued his legal studies in order to start a career building internet companies.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Hoffman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, May 22, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Michael is the founder of Gather Voices. He is a tech startup veteran with 20 years of experience managing development and marketing teams. He started working in Israel with startups in the VoIP, web content, and telecom fields in the late 90s. In 2005, he founded See3, a digital marketing agency based in Chicago. Michael has become an expert in the use of online video and digital strategy, is an international speaker on the subject, and a consultant to organizations for content development and strategy. He serves on the advisory board of the Integrated Marketing program at the University of Chicago.

Education
Mr. Hoffman holds a bachelor's degree in history from the University of Wisconsin, Madison. He also completed one year of law school at the University of Maryland School of Law, where he was first in his class. Mr. Hoffman discontinued his legal studies in order to build internet companies.

Name
Joel Resnik

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Revenue Officer, May 22, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Resnik joined Gather Voices, Inc. in 2017. Prior to Gather Voices, he worked as a Senior Manager in Experience Transformation for Universal Orlando Resort from October 2016 to December 2017. Prior to Universal Orlando Resort, Mr. Resnik was the President of EXP Commerce from January 2015 to January 2016. Prior to EXP, he spent over four years at RedBox, first as General Manager/Vice President of Video Games from April 2011 to April 2013 and then as Vice President of Integrated Marketing from November 2013 to November 2014.

Education
Mr. Resnik holds a Bachelor's degree in marketing from the University of Florida.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Florida.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Joel Resnik	Employment Agreement	January 2, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue thirteen million (13,000,000) shares of a single class of capital stock (the "Common Stock"), with a par value $0.0001 per share.

The Company has issued the following outstanding Securities:

On May 19, 2017, pursuant to a Restricted Stock Purchase Agreement, Joel Resnik ("Mr. Resnik") purchased 640,000 shares of the Company's Common Stock for aggregate proceeds of $64.00, at a purchase price of $0.0001 per share. In addition to the consideration paid in cash, Mr. Resnik transferred and assigned to the Company (i) the business plan of the Company, and (ii) any and all right, title and interest he had in the Company's business, as well as certain intellectual property rights. Pursuant to the Restricted Stock Purchase Agreement these shares are subject to certain vesting provisions. On December 1, 2017, 160,000 of these shares vested. These shares will continue to vest in monthly increments of 13,333 shares until December 1, 2020. As of the date of this Form C, 200,000 shares are vested and 440,000 shares are subject to vesting. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that Mr. Resnik's continuous service to the Company is voluntarily or involuntarily terminated.

On May 22, 2017, pursuant to a Restricted Stock Purchase Agreement, Michael Hoffman ("Mr. Hoffman") purchased 5,888,000 shares of the Company's Common Stock for aggregate proceeds of $588.80, at a purchase price of $0.0001 per share. In addition to the consideration paid in cash, Mr. Hoffman transferred and assigned to the Company (i) the business plan of the Company, and (ii) any and all right, title and interest he had in the Company's business, as well as certain intellectual property rights. Pursuant to the Restricted Stock Purchase Agreement these shares are subject to certain vesting provisions. On September 1, 2017, 1,472,000 of these shares vested with Mr. Hoffman. These shares will continue to vest in monthly increments of 122,667 until September 1, 2020. As of the date of this Form C, 2,208,000 shares are vested and 3,680,000 shares are subject to vesting. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that Mr. Hoffman's continuous service to the Company is voluntarily or involuntarily terminated.

On May 22, 2018, pursuant to a Stock Purchase Agreement, See3 LLC ("See3") purchased 1,472,000 shares of the Company's Common Stock for aggregate proceeds of $147.20, at a purchase price of $0.0001 per share. In addition to the consideration paid in cash, See3 agreed to transfer certain intellectual property rights to the Company. These shares were fully vested at the time of purchase.

As of the date of this Form C, there are 3,880,000 shares of Common Stock fully vested and 4,120,000 shares subject to vesting.

Employee Stock Option Plan

The Company has also drafted an equity incentive plan for the Company's employees and managers (the "Plan"). The Board of Directors has not yet adopted the Plan but intends to do so in the future. Pursuant to the Plan, 1,090,909 shares of Common Stock are intended to be reserved for allocation in the form of stock options and restricted stock awards to employees and managers. If the Plan is adopted and stock and/or options are granted under said Plan, the ownership percentages of other holders of the Company's Common Stock will be diluted.

Debt

The Company has the following debt outstanding:
On October 1, 2017, the Company entered into a loan with See3 Communications. Pursuant to the terms of said loan, the Company promises to pay See3 Communications $135,915.52. This amount is payable on or before December 31, 2018 with an annual rate of interest of 0.0%.

Valuation

No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the company is owned by Michael Hoffman and See3 Communications.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Michael Hoffman	73.60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from subscriptions to the GV-One platform. In 2017, the Company generated $123,084.00 in gross profit. The Company incurred total operating expenses of $314,592.00 for the year ended December 31, 2017, resulting in a net loss of $191,507.00. The Company does not expect to achieve profitability in the next 12 months.

The Company's product roadmap includes adding the following integrations. The order and pace of these integrations will largely be determined by client demand.

- Publishing Platforms
  - Twitter
  - Instagram
  - Brightcove
  - Wistia

- CRM Systems
  - iMIS
  - Community Brands
  - Infusionsoft

- CMS Systems
  - Wordpress
  - Drupal

In addition, Gather Voices will be adding editing capabilities to its content management system, including allowing administrators to add end cards and watermarks to videos, editing multiple videos together, and trimming videos prior to publishing.

General & Administrative

The Company expensed the cost of general & administrative expenses as incurred and aggregated $12,228.00 for the year ended December 31, 2017.

Sales & Marketing

The Company expensed the cost of sales & marketing as incurred and aggregated $3,509.00 for the year ended December 31, 2017.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically enabling us to hire a sales team to accelerate growth. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The company's average monthly burn rate is $23,000.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 500,000 Crowd Notes for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 10, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Interest Rate
5.0% per annum

Valuation Cap
$6,000,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to or in connection with the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics
Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

"**Conversion Shares**" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

i. The Conversion Shares shall be non-voting; and
ii. Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner

Corporate Transaction
a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
   i. Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or
   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to the Qualified Equity Financing Conversion terms above.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to one and a half times (1.5X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Crowd Note.
- The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	See3 Communications
Relationship to the Company	Michael Hoffman is the Principal of See3 Communications
Total amount of money involved	$135,915.52
Benefits or compensation received by related person	The loan is unsecured, non-interest bearing, and matures at the end of December 2018.
Benefits or compensation received by Company	Operating capital
Description of the transaction	In 2017, See3 Communications advanced operating capital to the Company.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Hoffman
(Signature)

Michael Hoffman
(Name)

Director and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Hoffman
(Signature)

Michael Hoffman
(Name)

Director and Chief Executive Officer
(Title)

03/07/2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Company Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

GATHER VOICES, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 & 2016

March 5, 2018



Independent Accountant's Review Report

To Management
Gather Voices, Inc.
Chicago, IL

We have reviewed the accompanying balance sheet of Gather Voices, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not ex-press such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GATHER VOICES INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 15,675	$ -
TOTAL CURRENT ASSETS	15,675	-
TOTAL ASSETS	15,675	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	8,438	-
Other Current Liabilities	10,404	-
Deferred Income	51,603	-
Related Party Loan	135,913	-
TOTAL CURRENT LIABILITIES	206,358	-
TOTAL LIABILITIES	206,358	-
SHAREHOLDERS' EQUITY		
Common Stock (13,000,000 shares authorized; 8,000,000 issued, $.0001 par	800	-
Additional Paid in Capital	25	-
Retained Earnings (Deficit)	(191,507)	-
TOTAL SHAREHOLDERS' EQUITY	(190,682)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 15,675	$ -

Unaudited- See accompanying notes.

GATHER VOICES INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 129,922	$ -
Cost of Sales	6,838	-
Gross Profit	123,084	-
Operating Expense		
Payroll	171,176	-
General & Adminstrative	12,228	-
Research and Development	81,499	-
Rent	4,625	-
Advertising	3,509	-
Legal	41,554	-
	314,592	-
Net Income from Operations	(191,507)	-
Net Income	$ (191,507)	$ -

GATHER VOICES INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (191,507)	$ -
Change in Accounts Receivable	-	-
Change in Other Liabilities	10,404	-
Change in Accounts Payable	8,438	-
Deferred Income	51,603	-
Due to related party	135,913	-
Net Cash Flows From Operating Activities	14,850	-
Cash Flows From Financing Activities		
Issuance of Stock	800	-
Net Cash Flows From Investing Activities	800	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	15,650	-
Cash at End of Period	$ 15,650	$ -

GATHER VOICES INC
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	<u>2017</u>	<u>2016</u>
Beginning Equity	-	-
Issuance of Common stock	825	-
Net Income	(191,507)	-
Ending Equity	(190,682)	-

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Gather Voices, Inc. ("the Company") is a corporation organized under the laws of the States of Illinois, and Delaware. The Company is a software-as-a-service company that primarily operates in the nonprofit, professional association and higher education areas. Prior to 2017, the Company was organized as a limited liability company. In 2017, the Company re-organized as a corporation, adopting all assets and liabilities of the predecessor LLC.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from sales of software as a service. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company shares a co-working space with See3 and pays rent on a month-to-month basis.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of December 31, 2017, an equity compensation plan had been proposed by the Company's management, but not approved or implemented.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to income tax filing requirements in the State of Illinois. The Company's tax filings in the State of Illinois for 2017 remain subject to review by that State until 2021.

NOTE C- DEBT

In 2017, the Company borrowed $135,000 from See3 Communications, a related party (the "Related party Loan"). The Related Party Loan is unsecured, non-interest bearing, and matures at the end of December 2018.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 5, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Gather Voices

Market: Video Content Management

Product: Video relationship management software that makes user-generated video content easier to collect, manage, curate, and publish

Company Highlights

- Clients include Make-A-Wish® Foundation, Boys & Girls Clubs of America, Sierra Club, Jewish Federations of North America®, and the University of Chicago
- Integrated with YouTube, Facebook, Salesforce and Blackbaud®'s Luminate Online Marketing™, and the company plans to develop additional integrations
- Subscription includes: 600 videos, access for two administrators, and a fully branded web portal and branded app screens for an enhanced end user experience

PERKS

You are investing in a Crowd Note in this offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks unless otherwise noted. Shipping, where applicable, is included for domestic and international addresses.

$250+: Gather Voices sticker sheet and video shout-out from founder on Facebook

$500+: The lower-level perks plus a Gather Voices mini-tripod that holds your phone for great pictures and video

$1,000+: Gather Voices stickers, mini-tripod, and a 10% discount on one-year subscription for GV-One service (a $1,400 value) for the charity of your choice

$2,500+: Gather Voices stickers, mini-tripod, and a 20% discount on one-year subscription for GV-One service (a $2,800 value) for the charity of your choice

$5,000+: Gather Voices stickers, mini-tripod, a 30% discount on one-year subscription for GV-One service (a $4,200 value) for the charity of your choice, and a one-hour consultation with a digital marketing expert for the charity of your choice (a $250 value)

$10,000+: 40% discount on one-year subscription for GV-One service (a $5,600 value) for the charity of your choice, a one-hour consultation with a digital marketing expert for the charity of your choice (a $250 value), and can pick one of the following for the charity of your choice:
- Customized marketing webinar (a $3,000 value)
- An audit and recommendations of current digital activities (a $2,500 value)

$25,000+: 50% discount on one-year subscription for GV-One service (a $7,000 value) and you can pick two of the following for the charity of your choice:

- In-person half-day workshop or series of customized webinars, travel cost not included (a $7,500 value)
- Presentation to your nonprofit Board about the latest thinking in digital strategy (a $2,500 value)
- An audit and recommendations of current digital activities (a $2,500 value)

COMPANY SUMMARY

Opportunity

There was a time when brands could speak of their products' benefits and people would believe them — and buy the products. Now, consumer trust in brands is at an all-time low.[i] Consumers are placing more value on the opinions of their peers, friends, and family, as their purchase decisions become increasingly influenced by their social community. As a result, more brands are relying on customers and user-generated social media to give authenticity and power to the messages they create.

The Gather Voices platform allows enterprises to receive videos directly from their target base. With the guidance of the mobile and browser-based app, users can easily record video content on their phone and instantly send it to the company, ready to publish. Gather Voices is helping brands become more effective with content marketing, knowledge management, merchandizing, fundraising, and product reviews.

The idea for Gather Voices came out of a digital marketing agency for nonprofits and social causes, named See3, before being spun out into a new company in which See3 is a shareholder. The Gather Voices platform offers an effective content management system with iPhone, Android, and web apps that helps enterprises leverage user-generated video, promote the voices of its constituents, and increase engagement.

Product

GV-One is Gather Voices' white-label video relationship management (VRM) platform. It allows enterprises to better manage their video content and receive high-quality videos faster and directly from their target base (e.g. donors, advocates, customers, and constituents).


Secure
https://makeawish.gv-one.com
Make-A-Wish.
Record a Video...
Inspire hope and deliver strength by sharing your Make-A-Wish story.
Welcome to Make A Wish Recording App, Login or Signup to share your story !
Email
Password
Keep me logged in
Login
Don't have a profile? Sign up now!
Forgot your password?

For users that want to record videos, GV-One provides intuitive instructions on how to make a video that companies can publish. On the app, users can create an account using a link or code provided by the sponsoring company for which they want to record a video. GV-One will instantly deliver the video to the company's private content management system and notify the company once a video has finished recording and is ready to publish.


20
EYELINE
Your Face Here
Vol.
RECORD
This timer will tell you how much time you have left to record
Where are you?
We can't see you! Make sure there is enough light and that you aren't backlit.
Ready to Record
Continue anyway
Cancel
Stop

With a single click, GV-One allows administrators to publish content directly to YouTube, Facebook, or their own websites. On Facebook, administrators can dynamically publish a single video across multiple pages and groups. The GV-One platform also has integrations with Salesforce and Blackbaud's Luminate Online Marketing. Blackbuad is one of the largest suppliers of software and services specifically designed for nonprofit organizations. Gather Voices also plans to develop additional integrations.


00:40
Request: Decline of Authority
Recorded by: Matt Biespiel
Recorded at: 09/21/17 02:29 PM
Platform: WEB
00:33
Request: Why video rocks!
Recorded by: Matt Biespiel
Recorded at: 09/21/17 02:25 PM
Platform: WEB
Request: Why video rocks!
Recorded by: Michael Hoffman
Recorded at: 09/20/17 11:48 AM
Platform: IOS
00:16
Request: The Challenge With Video
Recorded by: Michael Hoffman
Recorded at: 09/20/17 11:47 AM
Platform: IOS
00:51
Request: The Challenge With Video
Recorded by: Chas Hermann
Recorded at: 09/18/17 03:22 PM
Platform: IOS
Request: Why video rocks!
Recorded by: Chas Hermann
Recorded at: 09/18/17 03:21 PM
Platform: IOS
00:13
Request: User Generated Video
Recorded by: Indrit Metarapi
Recorded at: 02/01/18 11:56 AM
Platform: WEB
Mp4
Publish
Delete
Publish on Facebook
Publish on YouTube

Use of Proceeds and Product Roadmap

If the minimum of $50,000 is raised, Gather Voices plans to use 50% of the proceeds for future wages, as the company looks to expand its team by hiring a sales development representative. The remaining proceeds are expected to be primarily allocated towards paying down a loan made to the company by its shareholder, See3 Communications ($10,000), and general working capital ($10,000). Similarly, if the company raises the maximum of $500,000, the company plans to use 50% of the proceeds for future wages, hiring multiple sales development representatives, with the rest expected to primarily go towards the repayment of debt ($100,000) and general working capital ($50,000). At the maximum raise amount, Gather Voices also plans to allocate proceeds towards marketing ($45,000) and research and development ($20,000). The company has discretion to alter the use of proceeds listed above based on the prevailing market conditions and its ability to enter into new target markets.



The company's product roadmap includes adding the following integrations. The order and pace of these integrations will largely be determined by client demand.

- Publishing Platforms
    - Twitter
    - Instagram
    - Brightcove
    - Wistia

- CRM Systems
    - iMIS
    - Community Brands
    - Infusionsoft

- CMS Systems
    - Wordpress
    - Drupal

In addition, Gather Voices will be adding editing capabilities to its content management system, including allowing administrators to add end cards and watermarks to videos, editing multiple videos together, and trimming videos prior to publishing.

Business Model

Gather Voices provides subscription software to businesses and nonprofit organizations. The current annual subscription rate for the GV-One platform is $14,000. Subscription includes:

- 600 videos and access for two administrators; additional videos or administrators are available for an additional fee

- Fully branded web portal and branded app screens for the client so that end users experience the client's brand throughout the process

Clients have the option of adding additional videos and administrators at additional cost. Gather Voices will initially target the nonprofit, trade association, and higher education markets. Gather Voices is driving leads to demo its platform through LinkedIn outreach, Facebook ads, partnerships with the Nonprofit Technology Network, and Blackbaud. In addition, See3 Communications is promoting GV through its own customer network.

USER TRACTION

Gather Voices has secured well-known clients in its initial target markets, including Make-a-Wish Foundation, Boys & Girls Clubs of America, Sierra Club, Jewish Federations of North America, and the University of Chicago.

   

HISTORICAL FINANCIALS

In 2017, Gather Voices generated $129,922 in total sales. A majority of those sales occurred in January 2017 ($77,000); January sales reflect delivery of Gather Voices product during its Beta phase for contracts that were signed in 2016 but not completed until January 2017. GV-One officially launched out of Beta in May 2017.



In 2017, operating expenses totaled $314,592. Payroll was the largest expense ($171,176), followed by research and development ($81,499).



In 2017, Gather Voices had a net operating loss of $191,507. As of January 31, 2018, the company had $1,787 in cash assets. See3 Communications has been providing operating funds through a loan, which has an outstanding balance of roughly $135,000, carries no interest, and is payable on December 31, 2018.



In a 2017 survey conducted by UGC marketing firm Stackla, 86% of consumers said that authenticity was important when deciding what brands to like and support. Yet 57% of consumers believed that few brands created authentic content. Consumers were more than three times likely to view consumer-generated content as authentic compared to brand-generated content. On average, 60% of consumers said content generated by friends or family influenced their purchases decisions.[ii] Further, according to the Nielsen Consumer Trust Index, 92% of consumers trusted organic, user-generated content (UGC) more than they trusted traditional advertising.[iii] Video content, in particular, is becoming a more a prominent means of communication and advertising. Relative to written reviews, video (and audio) testimonials are regarded as more influential.[iv] According to Cisco's 2017 Visual Network Index (VNI) forecast, video will represent 82% of all internet traffic in 2021, processing 1 million minutes of video every second. In 2016, video accounted for 73% of global IP traffic.[v] As of April 2017, advertisers were spending more than $9 million annually, on average, for their brand's digital video advertising, up 67% from 2015. Video represented more than 50% of an advertiser's digital and mobile ad budget, and, on average, user-generated content represented 17% of the video ad budget.[vi] In 2016, digital video advertising generated $9.1 billion in revenue, up 53% year over year. Of that total, mobile video ad revenue generated $4.2 billion, an increase of 145% year over year. As of 2016, 46% of video ads were displayed on a mobile device, up from 29% in 2015.[vii]

COMPETITORS

Boast: Founded in 2013, Boast provides web and mobile applications that make it easier for businesses to collect and present video testimonials. The mobile app, which is available for Android and iOS devices, allows end users to enter in a campaign code, record a testimonial, and submit it to the company attached to that campaign. Once a testimonial is submitted, the company will be able to upload the video to its website, Facebook page, or YouTube channel directly from the Boast platform. Additionally, Boast offers the ability to integrate video testimonial viewership statistics into a Google Analytics account. Boast offers four packages for its services ranging from $16 per month to $166 per month, when billed annually. Each package varies based on the number of testimonials or testimonial campaigns (individual groupings of testimonials) offered.[viii]

Storytap™: Founded in 2015, Storytap offers a white-label platform that helps marketers manage, produce, and gather user-generated video content, including testimonials, case studies, employee engagement, feedback, and product reviews. The company works directly with businesses to capture video stories using a webcam, tablet, or smartphone without needing any additional software or apps. Marketers can create video campaigns and guide video output with directed prompts. Past customers include UCLA, Give a Mile, The David Suzuki Foundation, and Founders Network.[ix]

SoTellUs™: Founded in 2013, SoTellUs is a mobile app that lets companies collect video, audio, and written reviews from customers and automatically upload them to their websites and social media accounts. Business owners and service providers use the app to collect video, audio, or text reviews from their customers at the time of service. Alternatively, they can also invite customers via text message by providing a link to a site where they can create a review.

Bravo: Founded in 2011, Bravo is an online platform that enables businesses to collect, manage, and publish videos created by their customers. Businesses can create a campaign, choose a time limit for the videos, and help users create the video by populating a question and description for them to use. Bravo offers custom collection pages on GetBravo.com (microsites) or businesses can embed a record component on their own website. Bravo offers four packages ranging from $15 per month for a Basic package, with the ability to upload 25 videos and create one custom microsite, to $199 per month for the white-label Plus package, which includes 200 video uploads and 25 custom microsites.[x]

Olapic: Founded in 2010, Olapic is a connected platform that gathers user-generated, influencer-generated, and brand-generated visual content. Its Content Engine collects images and videos, request rights to the user-generated content, and organizes it for easy activation. Olapic offers an app for iOS, Android, and the web that allows content creators to upload visual content directly into Olapic's Content Engine. Its Content in Motion service also allows brands to transform static images and video clips into purpose-built videos for social posts, ads, and other digital channels. Olapic is a wholly owned subsidiary of Monotype Imaging Holding Inc. (NASDAQ: TYPE); Monotype, which specializes in digital typesetting and typeface design, acquired the company in 2016 for $130 million.[xi]

EXECUTIVE TEAM



Michael Hoffman, Founder and CEO: Michael is a tech startup veteran with 20 years of experience managing development and marketing teams. He started working in Israel with startups in the VoIP (voice over internet protocol [IP]), web content, and telecommunications fields in the late 90s. In 2005, he founded See3, a digital marketing agency based in Chicago. Michael has become an expert in the use of online video and digital strategy, is an international speaker on the subject, and consults with organizations on content development and strategy. He serves on the advisory board of the Integrated Marketing program at the University of Chicago.



Joel Resnik, CRO: Joel has a background in retail, consumer products, technology, and marketing. He started his career at Rhino Video Games, a specialty retailer that was purchased by Blockbuster and exited to GameStop® in 2007. Afterwards, he helped build and scale the video game rental business for Redbox within its network of kiosks nationwide. Joel also has experience in partnership development, negotiations, and performance management, both through Redbox, where he also managed strategic marketing as Vice President of Integrated Marketing, and through Universal Orlando Resorts, where he focused on Experience Transformation.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,00 Max: $500,000
Interest Rate: 5%
Valuation Cap: $6 million
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

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[i] https://www.forbes.com/sites/blakemorgan/2017/11/14/consumer-trust-at-an-all-time-low-says-forrester-in-their-most-recent-report/#6e4ec4751a19

[ii] https://stackla.com/go/2017-consumer-content-report-influence-in-digital-age/

[iii] http://www.zdnet.com/article/nine-out-of-ten-consumers-trust-ugc-more-than-traditional-advertising/

[iv] https://www.fosterwebmarketing.com/faqs/video-testimonials-are-better-than-written-or-are-they-.cfm

[v] http://www.businessinsider.com/heres-how-much-ip-traffic-will-be-video-by-2021-2017-6

[vi] https://www.iab.com/wp-content/uploads/2017/05/2017-IAB-NewFronts-Video-Ad-Spend-Report.pdf

[vii] https://www.iab.com/wp-content/uploads/2016/04/IAB_Internet_Advertising_Revenue_Report_FY_2016.pdf

[viii] https://boast.io/pricing/#features

[ix] https://storytap.com/

[x] https://getbravo.com/#pricing

[xi] https://techcrunch.com/2016/07/21/monotype-acquires-olapic/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Gather Voices, Inc.
4021 North Broadway
Chicago, IL 60613

Ladies and Gentlemen:

The undersigned understands that Gather Voices Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated March 7, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 10, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Illinois, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4021 North Broadway Chicago, IL 60613 Attention: Michael Hoffman
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Gather Voices Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

GATHER VOICES INC.

CROWD NOTE

FOR VALUE RECEIVED, Gather Voices Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Discount**" is 20%.

The "**Interest Rate**" is 5.0%.

The "**Offering End Date**" is April 10, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $500,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Chicago, Illinois unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Company Pitch Deck



GATHER
VOICES

Gather Voices makes it easy for companies to collect, manage, and publish user-generated videos.

Innovative Video Relationship Management

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



How Did I Get Here?

Running a digital marketing agency for the past 10 years

Clients needing more video

They keep asking for "authentic" video – real people who can influence consumers better than traditional marketing content



Michael Hoffman, Founder & CEO



THE BIG IDEA BEHIND GATHER VOICES

These real people we want to capture on video are all carrying around the most powerful video camera in their pocket. Why can't we get the video we need?



GV-One is the solution



If you just ask people to make a video on their phone it will **go badly**.

GV-One walks the end user through making the video that companies want. The platform makes it **easy to collect, manage, and publish** the video that companies need.



It's **needed**.

It's **elegant**.

It's **easy to use**.

And it's **selling**.



GV-One walks the end user through the process of making a video


20 sec.
EYELINE
Your Face Here
Vol.
RECORD


20 sec.
This timer will tell you how much time you have left to record
Vol.
RECORD


Where are you?
We can't see you! Make sure there is enough light and that you aren't backlit.
Ready to Record
Continue anyway


20 sec.
Vol.
Cancel
RECORD
Stop

And delivers that video instantly back to the company, ready to publish

00:40
Request: Decline of Authority
Recorded by: Matt Biespiel
Recorded at: 09/21/17 02:29 PM
Platform: WEB
Mp4
Publish
Delete
00:33
Request: Why video rocks!
Recorded by: Matt Biespiel
Recorded at: 09/21/17 02:25 PM
Platform: WEB
Request: Why video rocks!
Recorded by: Michael Hoffman
Recorded at: 09/20/17 11:48 AM
Platform: IOS
00:16
Request: The Challenge With Video
Recorded by: Michael Hoffman
Recorded at: 09/20/17 11:47 AM
Platform: IOS
00:51
Request: The Challenge With Video
Recorded by: Chas Hermann
Recorded at: 09/18/17 03:22 PM
Platform: IOS
Request: Why video rocks!
Recorded by: Chas Hermann
Recorded at: 09/18/17 03:21 PM
Platform: IOS
00:13
Request: User Generated Video
Recorded by: Indrit Metarapi
Recorded at: 02/01/18 11:56 AM
Platform: WEB
Publish on Facebook
Publish on YouTube















A few of our clients

SIERRA CLUB
FOUNDED 1892

GREATER CHICAGO FOOD DEPOSITORY

BOYS & GIRLS CLUBS OF AMERICA

THE UNIVERSITY OF CHICAGO

The Jewish Federations OF NORTH AMERICA

ROLLINS
CRUMMER GRADUATE SCHOOL OF BUSINESS

MAKE-A-WISH®

With GV-One, our clients can significantly increase their online engagement







ubs of Central Florida
und the corner, we've got the perfect video for you to get into the giving
take part in the most selfless act that's sure to warm your heart!
th your family and friends, and don't forget to donate to the Boys & Girls
t.ly/2D4Ko7e
A guitar!
-3:34

0:16
UCF Athletes share why they love volunteering at our...
0:15
CLUB MEMBER CORNER: One of our special East Altamonte...
#ThankATeacher
214 views · January 25, 2017
#ThankATeacher
299 views · January 19, 2017
#ThankATeacher
72 views · January 13, 2017
#ThankATeacher
404 views · January 11, 2017
Thank A Teacher
70 views · January 10, 2017
#ThankATeacher
714 views · January 9, 2017
#ThankATeacher
155 views · January 6, 2017
#ThankATeacher
223 views · January 5, 2017

Expansion

Adjacent Markets

NEWS MEDIA

CPG

SPORTS

SALES

RETAIL

HOSPITALITY

Per-Account Growth

Enterprise Adoption

Administrator Licenses

Videos Purchased

GATHER VOICES

BUSINESS MODEL

SaaS: One-Year Subscription Plans

BASE PRICE

$14,000/year

600 videos

Ability to increase videos and administrators for additional fee

Two Administrators

iOS, Android, Web, and mobile web



GATHER VOICES

COMPETITIVE ASSESSMENT



Authenticity   Low — High

Cost   Low — High

Speed to publish   Slow — Fast

Risk   Low — High

Moderation of content   No — Yes

Gather Voices | Influencer Marketing | Live Stream | Social Media | Professional Videographer | Requesting Videos





Team

GATHER VOICES

MICHAEL HOFFMAN / CEO

Serial Entrepreneur

Influencer and Speaker on Video Strategy

Reach in Nonprofit Market

15+ Years Managing Development and Marketing Teams



JOEL RESNIK / CRO

Scaled Two Businesses

Marketing | VP Integrated Marketing

Negotiation | Partnership Agreements

Technology | Agile Product Development

Trust is at an all-time low[1]... and it's changing the world of marketing

GATHER VOICES

Edelman trustbarometer 2012 | ANNUAL GLOBAL STUDY

" *Peers are now as credible as experts"*

People no longer trust brands or organizations.

They trust their peers, friends, and family and are primarily influenced in their purchase decisions by this social community.



1. https://www.forbes.com/sites/blakemorgan/2017/11/14/consumer-trust-at-an-all-time-low-says-forrester-in-their-most-recent-report/#6e4ec4751a19



NEW TECHNOLOGY REQUIRES...

NEW TOOLS

We're developing a new lane

| Email Marketing | Inbound Marketing | Social Media Management | eCRM | Video Relationship Management |

GATHER
VOICES

JOIN THE VIDEO REVOLUTION



Thank you

EXHIBIT F
Video Transcript

Financial Statements

GATHER VOICES VIDEO PLATFORM
Investor Video

VIDEO	AUDIO/NARRATION
	MUSIC UP: Light, fun
Footage of people shooting selfie videos and posting online	**VO (younger voice, female):** User-generated video content is what's up. It's authentic, it's credible, it's powerful. And it's extremely valuable.
Simple graphics show: Facebook: 8 Billion Views Per Day YouTube: 1 Billion Hours Per Day TEXT ON SCREENS: Sports Media Retail Universities Conferences	**VO:** It's also GROWING. Every day, Facebook logs more than **8 billion** video views. And on YouTube, people are watching over **a billion hours** of video content … every day! So it's a natural for all kinds of organizations to want to grow their video content.
TEXT ON SCREENS (replaces video clips) Framing Focus Sound Issues Copyright Video Formats File Transfer	**MUSIC SHIFTS** **VO:** But there's a problem. A lot of things get in the way of good, usable video. From the obvious … to the not so obvious. So this incredibly valuable asset … can be hard to leverage.

	VO:
Text on screen wipes away. Faces in GV interface appear (multiple)	But … what if user video content were easy? What if your organization could get ALL of the user-generated content you want, without the hassles?
Over above: TEXT / LOGOs: Gather Voices VIDEO RELATONSHIP MANAGEMENT (VRM) COLLECT MANAGE PUBLISH	**MUSIC SHIFT** **VO:** Enter … Gather Voices. It's the very first **video relationship management platform.** It eliminates the problems … and allows you to easily collect, manage, and publish user-generated video. It's like MailChimp for video.
Person shooting selfie video with GV-One	**VO:** GV-One makes it super simple for users to create authentic content. It guides them through the simple process, step by step … right up to uploading the finished video clip.
Admin (person using back end interface) CU: clicking to publish.	**VO:** You receive video clips that are ready to use … and your organization owns all the rights. With one click, you can sort, approve and publish clips to YouTube, Facebook, Twitter and even your website.

SALESFORCE logo, Blackbaud logo, Wistia logo, Brightcove logo appears in frame. Additional view of back end interface (grid of videos on screen; shot of Michael as admin)	**VO:** Gather Voices seamlessly integrates with sophisticated CRM systems … such as SalesForce.com. So you can easily manage data and analytics for large volumes of video.
TEXT ON SCREENS: Sports Media Entertainment Retail Education Large Events Clinical Trials	**VO:** It's a whole new way to gather, publish, and own vast quantities of user-generated video. And it's changing the way organizations go to market.
CUT TO MICHAEL at desk, with interface on screen	**MICHAEL:** Hi, I'm Michael Hoffman, founder of Gather Voices. We've created an easy, affordable, user-friendly solution for businesses and nonprofits to get all the video they need in today's video-centric world.
CUT TO GRID OF SCREENS Showing varied uses: Fundraising Marketing Training Media Sports Non-Profits Education Political Campaigns	**MICHAEL (VO):** People increasingly want to hear from trusted peers. So the demand for a platform that can collect, manage and publish that video content is massive … and growing. If an image is worth a thousand words, what's a video worth?

CUT TO MH PIP in: client logos and rolling counter showing "Videos Produced" rolling into thousands	**MICHAEL:** We're already gaining traction And we'd like to invite you to get in on this unique opportunity … and be a part of the video revolution.
MONTAGE OF USER FACES FADE TO BLACK	**MUSIC UP AND OUT**